UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LINKTONE LTD.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of class of securities)

535925101
(CUSIP number)

Hary Tanoesoedibjo
President Director
PT Global Mediacom Tbk
MNC Tower
Jl. Kebon Sirih No. 17-19
Jakarta 10340
Indonesia
+62 21 390 0885
(Name, address and telephone number of person authorized to receive notices and communications)

with a copy to:

Andrew D. Hutton
O’Melveny & Myers LLP
9 Raffles Place #22-01
Republic Plaza 1
Singapore 048619
Tel: (65) 6593-1800
Fax: (65) 6593-1801

June 29, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 535925101

(1)	Names of reporting persons MNC International Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power None
	(9)	Sole dispositive power None
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person None
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) None
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D/A

CUSIP No. 535925101

(1)	Names of reporting persons MNC International Middle East Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Arab Emirates
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power None
	(9)	Sole dispositive power None
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person None
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) None
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D/A

CUSIP No. 535925101

(1)	Names of reporting persons PT Media Nusantara Citra Tbk
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Indonesia
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power None
	(9)	Sole dispositive power None
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person None
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) None
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D/A

CUSIP No. 535925101

(1)	Names of reporting persons PT Global Mediacom Tbk
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Indonesia
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 245,000,000 Ordinary Shares. Other Beneficial Owners (as defined below) may also be deemed to have sole voting power with respect to the foregoing shares.
	(8)	Shared voting power None
	(9)	Sole dispositive power 245,000,000 Ordinary Shares. Other Beneficial Owners (as defined below) may also be deemed to have sole voting power with respect to the foregoing shares.
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 245,000,000 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.6%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D/A

CUSIP No. 535925101

(1)	Names of reporting persons PT Bhakti Investama Tbk
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Indonesia
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 245,000,000 Ordinary Shares. Other Beneficial Owners may also be deemed to have sole voting power with respect to the foregoing shares.
	(8)	Shared voting power None
	(9)	Sole dispositive power 245,000,000 Ordinary Shares. Other Beneficial Owners may also be deemed to have sole voting power with respect to the foregoing shares.
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 245,000,000 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.6%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D/A

CUSIP No. 535925101

(1)	Names of reporting persons Global Mediacom International Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Arab Emirates
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 245,000,000 Ordinary Shares. Other Beneficial Owners may also be deemed to have sole voting power with respect to the foregoing shares.
	(8)	Shared voting power None
	(9)	Sole dispositive power 245,000,000 Ordinary Shares. Other Beneficial Owners may also be deemed to have sole voting power with respect to the foregoing shares.
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 245,000,000 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.6%
(14)	Type of reporting person (see instructions) CO

INTRODUCTORY NOTE

This Amendment No. 3 to the Schedule 13D amends the Initial Statement on Schedule 13D of the reporting persons named therein (the “Prior Reporting Persons”), dated April 3, 2008, as amended by Amendment No. 1 dated May 6, 2010, and as further amended by Amendment No. 2 dated December 12, 2011, in each case as filed with the United States Securities and Exchange Commission (the Initial Statement, as amended by Amendment No.1 and as further amended by Amendment No. 2, the “Schedule 13D”). This Amendment No. 3 to the Schedule 13D is being filed by the Prior Reporting Persons and Global Mediacom International Ltd. (collectively, the “Reporting Persons”) in connection with (a) the sale of 245,000,000 Ordinary Shares in Linktone Ltd. (the “Issuer”) by MNC International Ltd. to Global Mediacom International Ltd. (the “Acquisition”), representing 59.9% of the outstanding Ordinary Shares of the Issuer at the time of such sale, pursuant to a Sale and Purchase of Shares Agreement between MNC International Ltd. and Global Mediacom International Ltd. dated June 29, 2012 (the “Purchase Agreement”), and (b) the Ordinary Shares buy-back program conducted by the Issuer on an ongoing basis (the “Share Buy-Back Program”), which has caused each of PT Bhakti Investama Tbk’s, PT Global Mediacom Tbk’s and Global Mediacom International Ltd.’s (collectively, the “Beneficial Owners”) percentage ownership of the Issuer to increase in each case by 0.7% from the date of the Acquisition, for a total of 60.6%, in each case as of the date of filing this Amendment No. 3 to the Schedule 13D.

Except as set forth below, no amendment is being made hereby to the Schedule 13D.

ITEM 2:	IDENTITY AND BACKGROUND

The principal office of each of MNC International Ltd., MNC International Middle East Limited, PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk and PT Bhakti Investama Tbk is located at MNC Tower, Jl. Kebon Sirih No. 17-19, Jakarta 10340, Indonesia. The principal office of Global Mediacom International Ltd. is located at P.O. Box 182398, Dubai, United Arab Emirates.

Schedule I attached hereto, which is incorporated herein by reference and sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of each Reporting Person, is amended and restated as set forth in Schedule I attached hereto.

ITEM 3:	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In accordance with the terms of the Purchase Agreement, on June 29, 2012, Global Mediacom International Ltd. acquired 245,000,000 Ordinary Shares of the Issuer from MNC International Ltd. through a privately negotiated transaction for total consideration of US$74,000,000. The funds for the acquisition of the Ordinary Shares of the Issuer were derived from Global Mediacom International Ltd.’s working capital.

No amount of funds were paid by any of the Beneficial Owners in connection with the Share Buy-Back Program.

ITEM 4:	PURPOSE OF TRANSACTION

As described in Item 3 above, which is incorporated into this Item 4 by reference, in accordance with the Purchase Agreement, Global Mediacom International Ltd. acquired control of the Issuer through the acquisition of approximately 59.9% of the Issuer’s total outstanding Ordinary Shares as of the date of the Purchase Agreement, which percentage has now increased to 60.6% as a result of the Share Buy-Back Program. Global Mediacom International Ltd. acquired, and the other Beneficial Owners continue to hold, the Ordinary Shares for investment purposes only, and such purchase by Global Mediacom International Ltd. has been made in the ordinary course of its business. The Beneficial Owners expect to review their investment in the Issuer on a continuous basis and may, depending on the market and other conditions: (i) purchase additional Ordinary Shares of the Issuer in the open market, in privately negotiated transactions or otherwise, and (ii) sell all or a portion of the Ordinary Shares of the Issuer now beneficially owned or hereafter acquired by them. In addition to acquiring a controlling interest in the Issuer, Global Mediacom International Ltd has the ability to designate nominees for election to the Issuer’s board of directors, which nominees, if elected, constitute a majority of the Issuer’s board of directors.

ITEM 5:	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b).  Global Mediacom International Ltd. is the direct beneficial owner of an aggregate of 245,000,000 Ordinary Shares of the Issuer. This aggregate amount represents approximately 60.6% of the outstanding Ordinary Shares of the Issuer. Because Global Mediacom International Ltd. is a wholly-owned subsidiary of PT Global Mediacom Tbk and PT Global Mediacom Tbk is a majority-owned subsidiary of PT Bhakti Investama Tbk, PT Global Mediacom Tbk and PT Bhakti Investama Tbk may be deemed to beneficially own 245,000,000 Ordinary Shares of the Issuer. As a result of the Acquisition, each of MNC International Ltd., MNC International Middle East Limited and PT Media Nusantara Citra Tbk no longer owns any of the Ordinary Shares of the Issuer.

Item 5(c).  Other than as described above under the Introductory Note, none of the Reporting Persons has effected any transaction in the Ordinary Shares of the Issuer during past 60 days. The sole purpose of this Amendment No. 3 to the Schedule 13D is to reflect the Beneficial Owners increased percentage ownership of the Issuer as a result of the Acquisition and the Share Buy-Back Program.

Item 5(d).  Not applicable.

Item 5(e).  Each of MNC International Ltd., MNC International Middle East Limited and PT Media Nusantara Citra Tbk ceased to be a beneficial owner of any of Ordinary Shares of the Issuer on June 29, 2012.

ITEM 6:	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES FO THE ISSUER

1.
Pursuant to the Purchase Agreement, Global Mediacom International Ltd. acquired 245,000,000 Ordinary Shares of the Issuer from MNC International Ltd. through a privately negotiated transaction for total consideration of US$74,000,000.

2.
Pursuant to a Waiver Letter between MNC International Ltd. and Global Mediacom International Ltd. dated July 31, 2012 (the “Waiver Letter”), MNC International Ltd. requested and obtained a waiver from Global Mediacom International Ltd. in respect of its obligation under the Purchase Agreement to transfer the 245,000,000 Ordinary Shares to Global Mediacom International Ltd. on the Closing Date (as defined in the Purchase Agreement) provided that MNC International Ltd. agreed to transfer the 245,000,000 Ordinary Shares to Global Mediacom International Ltd. immediately upon demand by Global Mediacom International Ltd.

ITEM 7:	MATERIAL TO BE FILED AS EXHIBITS

1.	Purchase Agreement.

2.	Waiver Letter.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2013

MNC International Ltd.

By:	/s/ Oriento Guyandi
Name:	Oriento Guyandi
Title:	Director

MNC International Middle East Limited

By:	/s/ Oriento Guyandi
Name:	Oriento Guyandi
Title:	Director

PT Media Nusantara Citra Tbk

By:	/s/ Oriento Guyandi
Name:	Oriento Guyandi
Title:	Director

By:	/s/ Agus Mulyanto
Name:	Agus Mulyanto
Title:	Director

PT Global Mediacom Tbk

By:	/s/ M. Budi Rustanto
Name:	M. Budi Rustanto
Title:	Director

By:	/s/ David Fernando Audy
Name:	David Fernando Audy
Title:	Director

PT Bhakti Investama Tbk

By:	/s/ Darma Putra Wati
Name:	Darma Putra Wati
Title:	Director

By:	/s/ Wandhy Wira Riady
Name:	Wandhy Wira Riady
Title:	Director

Global Mediacom International Ltd.

By:	/s/ Hary Tanoesoedibjo
Name:	Hary Tanoesoedibjo
Title:	Director

SCHEDULE I

COMMISSIONERS AND DIRECTORS
OF THE REPORTING PERSONS

The names of the Commissioners of each of PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk and PT Bhakti Investama Tbk and the names of the Directors of each of MNC International Ltd., MNC International Middle East Limited, PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk, PT Bhakti Investama Tbk and Global Mediacom International Ltd., their present principal occupations or employment and citizenship are set forth below. The business address of the Commissioners of each of PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk and PT Bhakti Investama Tbk and of the Directors of each of MNC International Ltd., MNC International Middle East Limited, PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk and PT Bhakti Investama Tbk is c/o PT Media Nusantara Citra Tbk, MNC Tower, Jl. Kebon Sirih No. 17-19, Jakarta 10340, Indonesia and the business address of the Directors of Global Mediacom International Ltd. is c/o PT Global Mediacom Tbk, MNC Tower, Jl. Kebon Sirih No. 17-19, Jakarta 10340.

MNC International Ltd.

Name	Country of Citizenship	Position
Hary Tanoesoedibjo	Indonesia	Director
Oriento Guyandi	Indonesia	Director
Jiohan Sebastian	Indonesia	Director

Hary Tanoesoedibjo. Mr. Tanoesoedibjo is Director of MNC International Middle East Limited, MNC International Ltd. and Global Mediacom International Ltd. and President Director of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision Tbk. Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of the Issuer.

Oriento Guyandi. Mr. Guyandi is Director of MNC International Middle East Limited, MNC International Ltd., PT Media Nusantara Citra Tbk., PT Global Mediacom Tbk and Global Mediacom International Ltd.

Jiohan Sebastian. Mr. Sebastian is Director of MNC International Middle East Limited, MNC International Ltd. and Global Mediacom International Ltd.

MNC International Middle East Limited

Name	Country of Citizenship	Position
Hary Tanoesoedibjo	Indonesia	Director
Oriento Guyandi	Indonesia	Director
Jiohan Sebastian	Indonesia	Director

Hary Tanoesoedibjo. Mr. Tanoesoedibjo is Director of MNC International Middle East Limited, MNC International Ltd. and Global Mediacom International Ltd. and President Director of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision Tbk. Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of the Issuer.

Oriento Guyandi. Mr. Guyandi is Director of MNC International Middle East Limited, MNC International Ltd., PT Media Nusantara Citra Tbk., PT Global Mediacom Tbk and Global Mediacom International Ltd.

Jiohan Sebastian. Mr. Sebastian is Director of MNC International Middle East Limited, MNC International Ltd. and Global Mediacom International Ltd.

PT Media Nusantara Citra Tbk

Name	Country of Citizenship	Position
Rosano Barack	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Commissioner
Adam Chesnoff	U.S.A.	Commissioner
Drs. Sutanto	Indonesia	Independent Commissioner
Irman Gusman	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director
Agus Mulyanto	Indonesia	Director
Oriento Guyandi	Indonesia	Director
Nana Puspa Dewi	Indonesia	Director

Board of Commissioners

Rosano Barack. Mr. Barack is President Commissioner of PT Media Nusantara Citra Tbk and PT Global Mediacom Tbk. In addition, Mr. Barack also serves as Director or Commissioner of several companies, including President Director of PT Plaza Indonesia Realty Tbk.

Bambang Rudijanto Tanoesoedibjo. Mr. Tanoesoedibjo is Commissioner of PT Media Nusantara Citra Tbk. In addition, Mr. Tanoesoedibjo is Vice President Commissioner of PT Global Mediacom Tbk and Commissioner of PT Bhakti Investama Tbk. Mr. Tanoesoedibjo is also Commissioner of PT Rajawali Citra Televisi Indonesia and President Director of PT MNC Sky Vision Tbk.

Adam Chesnoff. Mr. Chesnoff is Commissioner of PT Media Nusantara Citra Tbk.

Drs. Sutanto. Mr. Sutanto is Independent Commissioner of PT Media Nusantara Citra Tbk.

Irman Gusman. Mr. Gusman is Independent Commissioner of PT Media Nusantara Citra Tbk. Mr. Gusman currently serves as the Deputy of Regional Representatives in the Indonesian People’s Representative Assembly.

Board of Directors

Hary Tanoesoedibjo. Mr. Tanoesoedibjo is Director of MNC International Middle East Limited, MNC International Ltd. and Global Mediacom International Ltd. and President Director of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision Tbk. Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of the Issuer.

Agus Mulyanto. Mr. Mulyanto is Director of PT Media Nusantara Citra Tbk. In addition, Mr. Mulyanto is Commissioner of PT. Cipta Televisi Pendidikan Indonesia.

Oriento Guyandi. Mr. Guyandi is Director of MNC International Middle East Limited, MNC International Ltd., PT Media Nusantara Citra Tbk., PT Global Mediacom Tbk and Global Mediacom International Ltd.

Nana Puspa Dewi. Mrs. Dewi is Director of PT Media Nusantara Citra Tbk. In addition, Mrs. Dewi is Director of PT Cipta Televisi Pendidikan Indonesia.

PT Global Mediacom Tbk

Name	Country of Citizenship	Position
Rosano Barack	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Vice President Commissioner
Chang Long Jong	Singapore	Commissioner
Mohamed Idwan Ganie	Indonesia	Independent Commissioner
Kardinal A. Karim	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director
M. Budi Rustanto	Indonesia	Director
Indra Pudjiastuti Prastomiyono	Indonesia	Director
Handhianto S. Kentjono	Indonesia	Director
Oriento Guyandi	Indonesia	Director
David Fernando Audy	Indonesia	Director

Board of Commissioners

Rosano Barack. Mr. Barack is President Commissioner of PT Global Mediacom Tbk and PT Media Nusantara Citra Tbk. In addition, Mr. Barack also serves as Director or Commissioner of several companies, including President Director of PT Plaza Indonesia Realty Tbk.

Bambang Rudijanto Tanoesoedibjo. Mr. Tanoesoedibjo is Vice President Commissioner of PT Global Mediacom Tbk. In addition, Mr. Tanoesoedibjo is Commissioner of PT Media Nusantara Citra Tbk and Commissioner of PT Bhakti Investama Tbk. Mr. Tanoesoedibjo is also Commissioner of PT Rajawali Citra Televisi Indonesia and President Director of PT MNC Sky Vision Tbk.

Chang Long Jong. Mr. Jong is Commissioner of PT Global Mediacom Tbk.

Mohamed Idwan Ganie. Mr. Ganie is Independent Commissioner of PT Global Mediacom Tbk. Mr. Ganie also serves as the Chairman of the Association of Legal Consultant for Business Competition and as a member for the panel in Singapore International Arbitration Center (SIAC) and a Fellow in Singapore Institute of Arbitration (SIARB).

Kardinal A. Karim. Mr. Karim is Independent Commissioner of PT Global Mediacom Tbk.

Board of Directors

Hary Tanoesoedibjo. Mr. Tanoesoedibjo is Director of MNC International Middle East Limited, MNC International Ltd. and Global Mediacom International Ltd. and President Director of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision Tbk. Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of the Issuer.

M. Budi Rustanto. Mr. Rustanto is Director of PT Global Mediacom Tbk. In addition, Mr. Rustanto is President Commissioner of PT Global Land Development Tbk.

Indra Pudjiastuti Prastomiyono. Mrs. Pudjiastuti Prastomiyono is Director of PT Global Mediacom Tbk.

Handhianto S. Kentjono. Mr. Kentjono is Director of PT Global Mediacom Tbk. In addition, Mr. Kentjono is Vice President Director of PT MNC Sky Vision Tbk.

Oriento Guyandi. Mr. Guyandi is Director of MNC International Middle East Limited, MNC International Ltd., PT Media Nusantara Citra Tbk., PT Global Mediacom Tbk and Global Mediacom International Ltd.

David Fernando Audy. Mr. Audy is Director of PT Global Mediacom Tbk and Director of the Issuer.

PT Bhakti Investama Tbk

Name	Country of Citizenship	Position
Ratna Endang Soelistiowati	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Commissioner
Liliana Tanaja	Indonesia	Commissioner
Posma Lumban Tobing	Indonesia	Independent Commissioner
Antonius Z. Tonbeng	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director and Group Chairman
Hary Djaja	Indonesia	Director
Darma Putra Wati	Indonesia	Director
Wandhy Wira Riady	Indonesia	Non-affiliated Director

Board of Commissioners

Ratna Endang Soelistiowati. Mrs. Soelistiowati is President Commissioner of PT Bhakti Investama Tbk.

Bambang Rudijanto Tanoesoedibjo. Mr. Tanoesoedibjo is Commissioner of PT Bhakti Investama Tbk. In addition, Mr. Tanoesoedibjo is Vice President Commissioner of PT Global Mediacom Tbk and Commissioner of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Commissioner of PT Rajawali Citra Televisi Indonesia and President Director of PT MNC Sky Vision Tbk.

Liliana Tanaja. Mrs. Tanaja is Commissioner of PT Bhakti Investama Tbk.

Posma Lumban Tobing. Mr. Tobing is Independent Commissioner of PT Bhakti Investama Tbk.

Antonius Z. Tonbeng. Mr. Tonbeng is Independent Commissioner of PT Bhakti Investama Tbk.

Board of Directors

Hary Tanoesoedibjo, Mr. Tanoesoedibjo is Director of MNC International Middle East Limited, MNC International Ltd. and Global Mediacom International Ltd. and President Director of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision Tbk. Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of the Issuer.

Hary Djaja. Mr. Djaja is Director of PT Bhakti Investama Tbk. In addition, Mr. Djaja holds positions in several companies, including PT Bhakti Capital Indonesia Tbk as a Commissioner.

Darma Putra Wati. Mr. Wati is Director of PT Bhakti Investama Tbk.

Wandhy Wira Riady. Mr. Riady is a non-affiliated Director of PT Bhakti Investama Tbk.

Global Mediacom International Ltd.

Name	Country of Citizenship	Position
Hary Tanoesoedibjo	Indonesia	Director
Oriento Guyandi	Indonesia	Director
Jiohan Sebastian	Indonesia	Director

Hary Tanoesoedibjo. Mr. Tanoesoedibjo is Director of MNC International Middle East Limited, MNC International Ltd. and Global Mediacom International Ltd. and President Director of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision Tbk. Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of the Issuer.

Oriento Guyandi. Mr. Guyandi is Director of MNC International Middle East Limited, MNC International Ltd., PT Media Nusantara Citra Tbk., PT Global Mediacom Tbk and Global Mediacom International Ltd.

Jiohan Sebastian. Mr. Sebastian is Director of MNC International Middle East Limited, MNC International Ltd. and Global Mediacom International Ltd.